                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 25)

                   Under the Securities Exchange Act of 1934*

                              QVC NETWORK, INC.

- -------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share

- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  437351109

- -------------------------------------------------------------------------------
                                (CUSIP Number)
                              John M. Draper, Esq.
                              Senior Vice President
                              and General Counsel
                              Liberty Media Corporation
                              8101 E. Prentice Ave., Suite 500
                              Englewood, Colorado 80111
                              Tel. No. (303) 721-5400

- -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 May 16, 1994

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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 8 pages
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CUSIP No. 747262 10 3

- ----------------------------------------------------------------------------------------------------------
      (1)        Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 LIBERTY MEDIA CORPORATION
                 84 - 1146903
- ----------------------------------------------------------------------------------------------------------
      (2)        Check the Appropriate Box if a Member of a Group
                                                                                   (a)      [ ]
                                                                                   (b)      [ ]
- ----------------------------------------------------------------------------------------------------------
      (3)        SEC Use Only
- ----------------------------------------------------------------------------------------------------------
      (4)        Source of Funds


- ----------------------------------------------------------------------------------------------------------
      (5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]

- ----------------------------------------------------------------------------------------------------------
      (6)        Citizenship or Place of Organization

                 Delaware
- ------------------------------------------------------------------------------------------------
 Number of       (7)    Sole Voting Power                 10,255,867 Shares
Shares Bene-            ------------------------------------------------------------------------
 ficially        (8)    Shared Voting Power               0 Shares
 Owned by               ------------------------------------------------------------------------
Each Report-     (9)    Sole Dispositive Power            10,255,867 Shares
ing Person              ------------------------------------------------------------------------
With  (10)       Shared Dispositive Power                 0 Shares
- ---------------------------------------------------------------------------------------------------------
      (11)       Aggregate Amount Beneficially Owned by Each Reporting Person

                        10,255,867 Shares
- ----------------------------------------------------------------------------------------------------------
      (12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares         [x]
                        Excludes shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person.  Excludes 294,944 shares which may be deemed to be beneficially owned by Liberty by virtue of its ownership of equity interests in two entities which are the record owners of Company securities.  Also excludes shares beneficially owned by TCI.  See Item 5.
- ----------------------------------------------------------------------------------------------------------
      (13)       Percent of Class Represented by Amount in Row (11)

                                           23.5%
- ----------------------------------------------------------------------------------------------------------
      (14)       Type of Reporting Person (See Instructions)

                                           CO





                               Page 2 of 8 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 25)

                                  Statement Of

                           LIBERTY MEDIA CORPORATION,

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                               QVC NETWORK, INC.



            This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC Network, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), as most recently amended by Amendment No. 24 thereto, dated as of April 25, 1994 (collectively, the "Schedule 13D"), is hereby amended and supplemented as set forth below. Certain capitalized terms used in this Report but not otherwise defined herein have the meanings previously given to them in the Schedule 13D.

            The Reporting Person filed Amendment Nos. 14 through 24 of the
Schedule 13D as a member of the Reporting Group with Comcast and Barry Diller; however, Liberty no longer may be deemed to constitute a "group" with Comcast and Diller for purposes of Rule 13d-5 under the Exchange Act with respect to the respective beneficial ownership of Liberty, Comcast and Diller of the Common Stock. As a result, Liberty is filing this Report by itself and not as a member of the Reporting Group, and except as noted in Item 5 below, Liberty has sole voting and dispositive power with respect to all shares of Common Stock shown to be beneficially owned by it in Item 5 of this Report.


ITEM 2.     IDENTITY AND BACKGROUND

            Item 2 of the Schedule 13D is hereby amended and supplemented to include the following information:

            This Report is being filed by Liberty. As a result of the expiration of the 90 day period following the Paramount Termination within which Liberty was entitled to elect to be reinstated as an Eligible Stockholder under the Stockholders Agreement and Liberty's decision not to be so reinstated, Liberty no longer may be deemed to constitute a "group" with Comcast and Diller for purposes of Rule 13d-5 under the Exchange Act with respect to the





                              Page 3 of 8 pages
respective beneficial ownership of the Common Stock of Liberty, Comcast and Diller. Except for Diller's option pursuant to the Liberty-QVC Agreement and the Stockholders Agreement to purchase from Liberty the equivalent of 1,627,934 shares of Common Stock, Liberty no longer has any contract, agreement or understanding with Comcast or Diller with respect to the disposition or voting of the outstanding equity securities of the Company. As a result, except as noted in Item 5 below, Liberty now has sole voting and dispositive power with respect to all shares of Common Stock beneficially owned by it and no longer has any rights or obligations under the Stockholders Agreement.


ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

            Liberty has not made any decision as to its intended course of action with respect to its ownership interest in the Company, other than its decision not to be reinstated as an Eligible Stockholder under the Stockholders Agreement. In reaching any decision as to its course of action (as well as to the specific elements thereof), Liberty expects to take into consideration a variety of factors, including but not limited to, the Company's business and prospects, other developments concerning the Company and the cable television and entertainment programming industries generally, other business opportunities available to Liberty and TCI (as a result of the proposed combination of the respective businesses of TCI and Liberty) and other developments with respect to the business of Liberty and TCI, general economic conditions and money and stock market conditions, including the market price of the Common Stock. In such event, Liberty would likely consider the feasibility and advisability of various alternative courses of action; and Liberty reserves the right, subject to applicable law and its contractual obligations, (i) to hold its Company Securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of the Common Stock or otherwise), (ii) to acquire beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Company Securities, or (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

            Because Liberty is no longer an Eligible Stockholder under the Stockholders Agreement, Liberty no longer has the right to designate persons for election as members of the Board of Directors by the members of the Reporting Group, nor does Liberty currently have any representative on the Board of Directors of the Company. However, Liberty currently beneficially owns shares of Common Stock and Preferred Stock of the Company representing 23.5% of the outstanding Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act) and, while it has no existing plans or proposals to do so, Liberty in the future may decide to seek representation on the Board of Directors of the Company.

            Other than as described above, neither Liberty nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional





                              Page 4 of 8 pages
securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure ; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Schedule 13D is hereby supplemented and amended to include the following information:

            (a) As of the date hereof, Liberty's beneficial ownership of equity securities of the Company, the total amounts thereof now outstanding and the percentage of said ownership are set forth in the table below. Except as noted therein, such table: (i) includes all of the Company's securities as to which the Liberty has sole voting power or sole investment power and all such securities as to which the Reporting Person shares voting power or shares investment power; (ii) assumes that there is no exercise by the Company of its right to require Liberty to sell certain of the securities held by it to the Company in the event that certain carriage requirements related to the Company's programming are not met (the "Company Repurchase Rights"); and (iii) assumes the conversion of all shares of Preferred Stock (all of which are presently convertible) beneficially owned by Liberty and the adjustment of the number of shares of the Company's Common Stock that would be outstanding subsequent to such conversion.

            Based on the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1994, as of March 31, 1994, the number of shares of Common Stock which were issued and outstanding was 39,904,097.

         Registered Equity     No. of Shares        Adjusted Shares      % Beneficially
         Securities            Beneficially Owned   to be Outstanding    owned
         -----------------     ------------------   -----------------    --------------
         Common Stock          10,255,867 1 2           43,632,757            23.5%



- -------------------------------------

     1 Includes 3,728,660 shares of Common Stock issuable upon the conversion of 372,866 shares of Series C Preferred Stock, all of which are beneficially owned by Liberty. Includes 1,627,934 shares of Common Stock that Diller will be entitled to purchase from Liberty pursuant to the terms of the Stockholders
                                                                 (continued...)


                              Page 5 of 8 pages

       To the knowledge of Liberty, the number of shares of Common Stock beneficially owned by its executive officers, directors and controlling persons listed on Schedule 1 to the Schedule 13D (as previously filed and amended) (beneficial ownership of which shares is disclaimed by Liberty) is set forth below:

                                  No. of Shares of Common
       Individual                 Stock Beneficially Owned
       ----------                 ------------------------
       Peter R. Barton                   2,975
       Bob Magness                       3,125
       H.F. Lenfest                    301,381 3

            (b) In addition, Liberty may have shared voting and dispositive power as to an aggregate of 294,944 shares of Common Stock beneficially owned by LCI and Sioux Falls. Liberty disclaims beneficial ownership of such shares as well as all shares beneficially owned by the executive officers and directors of Liberty.


- -------------------------------------
     1(...continued)
          Agreement and the Liberty-QVC Agreement. Does not include any shares of Common Stock beneficially owned by Comcast or Diller. Does not include any shares of Common Stock which may be considered beneficially owned by Liberty as a result of the relationship of Mr. Magness and Dr. Malone to Liberty. Does not include any Company Securities beneficially owned by TCI. Does not include 294,944 shares of Common Stock owned by Lenfest Communications, Inc. ("LCI") and Sioux Falls Cable Television, a general partnership ("Sioux Falls"). Liberty possesses 50% of the equity interests in each of LCI and Sioux Falls. As a result of such equity ownership, Liberty may be deemed to share beneficial ownership in the Common Stock beneficially owned by such entities with the other holders of equity interests in LCI and Sioux Falls. Liberty has no contract, agreement or understanding with any of LCI or Sioux Falls regarding the voting or disposition of the shares of Common Stock beneficially owned by such persons. Also excludes shares of Common Stock beneficially owned by the executive officers and directors of Liberty.

     2 The shares of Preferred Stock beneficially owned by Liberty and certain shares of Common Stock issued to Liberty upon exercise of certain Warrants to purchase Common Stock and issuable upon conversion of Preferred Stock, as the case may be, may be subject to the Company Repurchase Rights. The Company and Liberty have also tentatively agreed upon a proposal which would result in the Company withdrawing its assertion of Company Repurchase Rights as to 777,210 shares of Common Stock previously issued upon conversion of the shares of Preferred Stock of the Company. The proposal would result in the modifications of certain subscriber requirements and 571,480 of the 777,210 shares of Common Stock would remain subject to Company Repurchase Rights, although no such rights would presently be able to be asserted.

     3 The 301,381 shares beneficially owned by Mr. H.F. Lenfest include 285,381 shares of Common Stock, record title of which is held directly or indirectly by LCI. Mr. Lenfest is President, Chief Executive Officer and a director of LCI and owns approximately 22% of the outstanding voting securities of LCI. As a result of certain arrangements between Liberty and Mr. Lenfest, Mr. Lenfest effectively controls the manner in which shares of Common Stock beneficially owned by LCI will be voted on any matter presented to stockholders of the Company. Notwithstanding such arrangements, because of its equity ownership of LCI, Liberty may be deemed to share beneficial ownership with Mr. Lenfest with respect to the shares of Common Stock beneficially owned by LCI. Liberty has no agreement or understanding with Mr. Lenfest regarding the voting of such shares of Common Stock.

                              Page 6 of 8 pages

            (c) Except for the transactions described above, Liberty has not effected any transactions in the classes of securities reported on herein during the past sixty (60) days, and Liberty is not aware of any other transactions in such securities by any of the Schedule 1 Persons attributable to such Reporting Person.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

            Item 6 of the Schedule 13D is hereby supplemented and amended to include the following information:

As a result of the expiration of the 90 day period following the Paramount Termination within which Liberty was entitled to elect to be reinstated as an Eligible Stockholder under the Stockholders Agreement and Liberty's decision not to be so reinstated, Liberty no longer may be deemed to constitute a "group" with Comcast and Diller for purposes of Rule 13d-5 under the Exchange Act with respect to the respective beneficial ownership of the Common Stock of Liberty, Comcast and Diller. Except for Diller's option pursuant to the Liberty-QVC Agreement and the Stockholders Agreement to purchase from Liberty the equivalent of 1,627,934 shares of Common Stock, Liberty no longer has any contract, agreement or understanding with Comcast or Diller with respect to the disposition or voting of the outstanding equity securities of the Company. As a result, except as noted in Item 5 above, Liberty now has sole voting and dispositive power with respect to all shares of Common Stock beneficially owned by it and no longer has any rights or obligations under the Stockholders Agreement.





                              Page 7 of 8 pages

                                   SIGNATURE



         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information in this statement is true, complete and correct.

Dated:  May 18, 1994


                                             LIBERTY MEDIA CORPORATION


                                             By:  /s/ Robert R. Bennett
                                                -----------------------
                                                Name:  Robert R. Bennett
                                                Title: Senior Vice President





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